Polestar

Filed by Polestar Automotive Holding UK PLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Polestar Automotive Holding UK PLC

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

Polestar wins Car Design and Auto Trader awards on the back of record order demand

•	Car Design Awards recognises Polestar with prestigious Best Brand Design Language for 2022

•	Polestar 2 receives three awards from Auto Trader in UK, including New Car of the Year 2022

•	Record order intake sees over 32,000 orders and 290% increase year to date versus 2021

GOTHENBURG, SWEDEN – 13 June 2022. Polestar has won the 2022 Best Brand Design Language award at the prestigious international Car Design Awards. Polestar’s Head of Design, Maximilian Missoni, received the Brand Design Language trophy at a ceremony held in Milan at the ADI Design Museum on 10 June.

The award is presented for stand-out consistency and integration of a brand’s formal design language across its complete product range. The jury of experts, all journalists from leading international automotive publications, was particularly impressed by how Polestar combines design and sustainability.

The jury states: “At Polestar, everything has a practical meaning, beyond looking for beauty. In addition to the clean, elegant and futuristic style, its projects also reveal concern for the planet and sustainability. The design team has found a distinguished and engaging personality within the premium electrified environment, thanks to a consistent and attractive design language.”

On the same day, the Polestar 2 gained three new awards from Auto Trader UK, including New Car of the Year, Most Loved Car, and Best premium Electric car of 2022.

Determined by 156,500 actual car owners, in one of the industry’s largest consumer studies, the Auto Trader awards are based on analysis of customer data to determine true consumer champions. Owners of the Polestar 2 premium electric performance fastback deemed it the winner in each of its three nominated categories, due to its style, innovative technology and high-quality ownership experience.

Erin Baker, Auto Trader’s Editorial Director, says: “Polestar 2 is a stylish, all-electric sporting crossover that takes zero-emissions motoring seriously while preserving a premium ownership experience, with high-quality tech alongside a vegan interior. It’s no surprise that it has taken the UK by storm since its initial launch in 2020.”

These latest awards follow a year lined with recognition through various prestigious international awards for Polestar, in categories including design, sustainability and innovation. Launched in 2020, Polestar 2 has now racked up over 100 international industry awards, and there are now over 55,000 cars on the road, globally.

“Continuous recognition from press and consumers is proof that our brand values resonate strongly in various ways. Polestar 2 continues to impress, and our future products will also be high achievers, including Polestar 3, our first SUV, which we will premiere in October 2022,” comments Thomas Ingenlath, CEO of Polestar.

Polestar has taken over 32,000 customer orders globally for Polestar 2 since the start of 2022, representing an increase of 290% versus the same period in 2021.

Polestar intends to list on the Nasdaq in a proposed business combination with Gores Guggenheim, Inc. (Nasdaq: GGPI, GGPIW, and GGPIU), which is expected to close in June 2022.

Ends.

About the Car Design Award

The Car Design Award was established in 1984 by Fulvio Cinti, founder and editor-in-chief of Auto&Design for more than thirty years. The award is open to projects that have made a significant contribution to the development of car design. Winners of the Car Design Award have always been selected by a jury of experts, representatives of some of the most prestigious world automotive magazines, so as to guarantee an unbiased judgment on the world car design scene. For the regulations, history of the Car Design Award, information about the award, the jury and photos: www.cardesignaward.org/en/

About Polestar

Polestar was established as a new, standalone Swedish premium electric vehicle manufacturer in 2017. Founded by Volvo Car AB (publ) (together with its subsidiaries, “Volvo Cars”) and Zhejiang Geely Holding Group Co., Ltd (“Geely”), Polestar enjoys specific technological and engineering synergies with Volvo Cars and benefits from significant economies of scale as a result.

Polestar is headquartered in Gothenburg, Sweden, and its vehicles are currently available and on the road in markets across Europe, North America, China and Asia Pacific. By 2023, the company plans that its cars will be available in an aggregate of 30 markets. Polestar cars are currently manufactured in two facilities in China, with additional future manufacturing planned in the USA.

In September 2021, Polestar announced its intention to list as a public company on the Nasdaq in a business combination agreement with Gores Guggenheim, Inc. Full information on this definitive agreement can be found here.

Polestar has produced two electric performance cars. The Polestar 1 was built between 2019 and 2021 as a low-volume electric performance hybrid GT with a carbon fibre body, 609 hp, 1,000 Nm and an electric-only range of 124 km (WLTP) – the longest of any hybrid car in the world.

The Polestar 2 electric performance fastback is the company’s first fully electric, high volume car. The Polestar 2 model range includes three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with as much as 300 kW / 408 hp and 660 Nm.

From 2022, Polestar plans to launch one new electric vehicle per year, starting with Polestar 3 – the company’s first electric performance SUV. Polestar 4 is expected to follow in 2023, a smaller electric performance SUV coupe.

In 2024, the Polestar 5 electric performance 4-door GT is planned to be launched as the production evolution of Polestar Precept – the manifesto concept car that Polestar released in 2020 that showcases the brand’s future vision in terms of design, technology, and sustainability. As the company seeks to reduce its climate impact with every new model, Polestar aims to produce a truly climate-neutral car by 2030.

In early March 2022, Polestar revealed its second concept car, the Polestar O2 electric performance roadster. Polestar O2 builds on the design, technology and sustainability ambitions laid out by Precept and showcases the brand’s vision for future sports cars. The hard-top convertible presents an evolution of the unique design language first shown by Precept and emphasises a dynamic driving experience. The concept further develops the focus on sustainability and technology, aiming towards greater circularity.

About Gores Guggenheim, Inc.

Gores Guggenheim, Inc. (Nasdaq: GGPI, GGPIW, and GGPIU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores, and by an affiliate of Guggenheim Capital, LLC. Gores Guggenheim completed its initial public offering in April 2021, raising approximately USD 800 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Guggenheim’s strategy is to identify and complete business combinations with market leading companies with strong equity stories that will benefit from the growth capital of the public equity markets and be enhanced by the experience and expertise of Gores’ and Guggenheim’s long history and track record of investing in and operating businesses.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Gores Guggenheim, Inc. (“Gores Guggenheim”), Polestar Performance AB and/or its affiliates (the “Company”) and Polestar Automotive Holding UK PLC (“ListCo”). For example, projections of future Adjusted EBITDA or revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Gores Guggenheim and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination between the Company and Gores Guggenheim (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Gores Guggenheim, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Gores Guggenheim, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (13) the Company’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) the Company’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) the Company’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of the Company’s vehicles and the Company’s reliance on a limited number of vehicle models to generate revenues; (17) the Company’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of the Company’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) the Company’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to the Company by its partners in order for the

Company to be able to increase its vehicle production capacities; (21) risks related to the Company’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on the Company’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Gores Guggenheim, the Company, the Company’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Gores Guggenheim’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the SEC by Gores Guggenheim or ListCo, including the Definitive Proxy Statement. There may be additional risks that neither Gores Guggenheim, the Company nor ListCo presently know or that Gores Guggenheim, the Company or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Gores Guggenheim, the Company nor ListCo undertakes any duty to update these forward-looking statements.

Additional Information

In connection with the Business Combination, (a) ListCo has filed with the SEC a registration statement on Form F-4 containing a proxy statement of the Gores Guggenheim and a prospectus, which the SEC declared effective on May 25, 2022 and (b) Gores Guggenheim has filed a definitive proxy statement relating to the Business Combination (the “Definitive Proxy Statement”) and has mailed the Definitive Proxy Statement and other relevant materials to its stockholders and warrant holders, each as of May 18, 2022, the record date established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting and Warrant Holder Meeting. The Definitive Proxy Statement contains important information about the Business Combination and the other matters to be voted upon at the meetings of Gores Guggenheim’s stockholders and warrant holders. This press release does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of Gores Guggenheim and other interested persons are advised to read the Definitive Proxy Statement and other documents filed or to be filed in connection with the Business Combination, as these materials will contain important information about Gores Guggenheim, Polestar, ListCo and the Business Combination. Stockholders will also be able to obtain copies of the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Gores Guggenheim and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from Gores Guggenheim’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Gores Guggenheim is set forth in Gores Guggenheim’s filings with the SEC (including Gores Guggenheim’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants is contained in the Definitive Proxy Statement.

The Company and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Gores Guggenheim in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Definitive Proxy Statement.

No Offer and Non-Solicitation

This Press Release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Guggenheim, the Company or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

For inquiries regarding Polestar:

Bojana Flint

Polestar (Investor Relations)

bojana.flint@polestar.com

Jonathan Goodman

Polestar

jonathan.goodman@polestar.com

Andrew Lytheer

Polestar

andrew.lytheer@polestar.com

John Paolo Canton

Polestar

jp.canton@polestar.com

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

jchou@gores.com

John Christiansen/Cassandra Bujarski

Sard Verbinnen & Co

GoresGroup-SVC@sardverb.com